STATEMENT OF COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES

AND EARNINGS TO FIXED CHARGES AND PREFERRED STOCK DIVIDENDS

Our ratios of earnings to fixed charges (1) and earnings to fixed charges and preferred stock dividends for the three months ended March 31, 2013 and each of the years ended December 31, 2012, 2011, 2010, 2009, and 2008 were as follows:

	Three Months Ended March 31,	Year Ended December 31,
(In Thousands, Except Ratios)	2013	2012	2011	2010	2009	2008
Net income (loss) before provision for income taxes	$71,519	$133,060	$25,238	$111,482	$34,844	$(449,532)
Interest expense on asset-backed securities	11,012	101,821	88,492	76,319	126,218	407,076
Interest expense on long-term debt	3,534	9,583	9,514	8,264	5,785	9,275
Earnings available to cover fixed charges	$86,065	$244,464	$123,244	$196,065	$166,847	$(33,181)

Fixed charges:
Interest expense on asset-backed securities	$11,012	$101,821	$88,492	$76,319	$126,218	$407,076
Interest expense on long-term debt	3,534	9,583	9,514	8,264	5,785	9,275
Total fixed charges	$14,546	$111,404	$98,006	$84,583	$132,003	$416,351

Ratio of earnings to fixed charges	5.92	2.19	1.26	2.32	1.26	(0.08	)(2)
Ratio of earnings to fixed charges and preferred stock dividends (3)	5.92	2.19	1.26	2.32	1.26	(0.08	)(2)

(1)	The ratio of earnings to fixed charges represents the number of times “fixed charges” are covered by “earnings.” “Fixed charges” consist of interest on outstanding asset backed securities issued and debt and amortization of debt discount and expense. The proportion deemed representative of the interest factor of operating lease expense has not been deducted as the total operating lease expense in itself was de minimis and did not affect the ratios in a material way. “Earnings” consist of consolidated income before income taxes and fixed charges.
(2)	For the year ended December 31, 2008, consolidated income before income taxes was insufficient to cover fixed charges by approximately $450 million.
(3)	No preferred stock was outstanding during any period presented.